Filed by IBS Interactive, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  I. I. Holding Company, Inc.
Commission File No.  0-24073


     Investors and security holders of the IBS Interactive, Inc. are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the following information when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by IBS Interactive, Inc. and Infonautics, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Infonautics, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from IBS Interactive, Inc. by directing such request to Chief Financial Officer, IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927.

     The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, failure of the IBS Interactive, Inc. or Infonautics, Inc. stockholders to approve the merger, completion of the transactions related to it, the risk that the IBS Interactive, Inc., Infonautics, Inc. and First Avenue business will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for the combined companies' business strategy, the number of registered users and reach of each company's web sites, the value of any holdings by the companies, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect the either IBS Interactive, Inc. or Infonautics, Inc. financial results is included in the Risk Factors sections of such company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward- looking statements.

From:       Jagtiani, Leanne
Sent:       Monday, July 31, 2000 8:38 AM
To:         IBS - All Employees; DFI- All Employees
Subject:  A Message from your CEO, Nick Loglisci

Dear IBS Interactive/digital fusion staff:

Attached is a press release that we issued this morning regarding the combining of IBS Interactive with two other companies: Infonautics, Inc., who own and operate a number of Internet properties such as Company Sleuth, and First Avenue Ventures, a private investment group. Both Infonautics and First Avenue Ventures are headquartered in the Philadelphia, PA area.

This is an incredibly exciting opportunity for our Company and our employees. As a result of the combination, we will be able to expand the scope of our business to include assisting Internet startup companies in bringing new technologies to market. Therefore, we expect to become a leader by providing our professional services clients with these new technologies as they are developed. This will allow us to remain ahead of and differentiate ourselves from our competitors.

While the big picture is exciting, our own day-to-day operations will experience little change - we will become the professional services arm of a larger organization that offers a tremendous amount of opportunity. We will continue to provide professional services and do business as we always have. What we are gaining are the competitive advantages of a larger organization as well as the benefits of venture development and management expertise. For example, instead of having to go and find all of our clients on our own, we will have some business fed directly from the start-up companies that we are working with.

I want to take this opportunity to discuss a sensitive area some of you may be wondering about: As many of you may recall, when IBS and digital fusion merged we downsized staff in certain areas where we had redundant operations. I am happy to tell all of you that is not the case now - we are not intending to cut any positions as a result of these transactions. Ideally, if all goes well, we will be adding staff as our business grows and prospers.

I know many of you will have additional  questions related to these transactions
- who are the new people, how, if at all, it will affect you, your options, etc. We will continue to send information out as it becomes available and are planning to set up a number of conference calls to answer all the questions you may have in a timely manner. However, for this week our time will be taken up by the need to disseminate information as required by SEC rules and regulations.

A lot of hard work has gone into making this transaction happen, and a number of your colleagues have put in some very long hours and weekends to make it come to fruition. It is an incredibly exciting, new road for our Company which we anticipate will bring opportunity and rewards to all of our employees.

Sincerely,
Nick Loglisci